                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                                 BIOMATRIX, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   09060P-10-2
-------------------------------------------------------------------------------
                                 (CUSIP Number)

     MICHAEL S. WYZGA                            PAUL M. KINSELLA
     GENZYME CORPORATION                         PALMER & DODGE LLP
     ONE KENDALL SQUARE                          ONE BEACON STREET
     CAMBRIDGE, MA 02139                         BOSTON, MA 02108
     (617) 252-7500                              (617) 573-0100
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  MARCH 6, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 pages)

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CUSIP NO. 09060P-10-2                     13D            PAGE 2 OF 10 PAGES
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----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            GENZYME CORPORATION
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            06-1047163
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP   (a) |_|
                                                                 (b) |_|
----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC, OO

----------- -------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            MASSACHUSETTS

----------------------------------- -------- ----------------------------------
         NUMBER OF SHARES              7
        BENEFICIALLY OWNED                   SOLE VOTING POWER
        BY EACH REPORTING                    4,600,000 (1) (see Item 3 and 5
           PERSON WITH                       herein)
                                    -------- ----------------------------------
                                       8     SHARED VOTING POWER

                                             7,837,924 (1) (see Items 3 and
                                             5 herein)

                                    -------- ----------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             4,600,000 (1) (see Item 3 and
                                             5 herein)
                                    -------- ----------------------------------
                                      10     SHARED DISPOSITIVE POWER

                                             0

----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            12,437,924

----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                         |_|
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
            44.6%

----------- -------------------------------------------------------------------
    14      TYPE OR REPORT PERSON

            CO

----------- -------------------------------------------------------------------

(1) Genzyme Corporation has the right, subject to certain conditions, to purchase up to 4,600,000 shares of Biomatrix Common Stock (as defined below) upon the exercise of an option granted to Genzyme Corporation pursuant to a Stock Option Agreement dated as of March 6, 2000 between Genzyme Corporation and Biomatrix, Inc. Genzyme Corporation also has entered into Voting Agreements dated March 6, 2000 with certain stockholders of Biomatrix, Inc. which provide that the signatory stockholders will vote their shares of Biomatrix Common Stock in favor of a proposal to adopt the Merger Agreement (as defined below). The option is not currently exercisable, and until the Option becomes exercisable and is exercised, Genzyme Corporation does not have any rights as a stockholder of Biomatrix, Inc. pursuant to this Stock Option Agreement, including the right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Biomatrix Common Stock that may be purchased upon exercise of the option. Accordingly, Genzyme Corporation expressly disclaims beneficial ownership of all shares of Biomatrix Common Stock subject to the Stock Option Agreement. By virtue of the Voting Agreements, Genzyme may be deemed to share with the Stockholders the power to vote the shares of Biomatrix Common Stock subject to the Voting Agreements. However, Genzyme does not have any right to dispose (or direct the disposition of) any shares of Biomatrix Common Stock covered by the Voting Agreements. Accordingly, Genzyme expressly disclaims beneficial ownership of all such shares.

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CUSIP NO. 09060P-10-2                    13D              PAGE 3 OF 10 PAGES
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ITEM 1.       SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, $0.0001 par value ("Biomatrix Common Stock"), of Biomatrix, Inc. ("Biomatrix"), a Delaware corporation. The principal executive offices of Biomatrix are located at 65 Railroad Avenue, Ridgefield, New Jersey 07657.

ITEM 2.       IDENTITY AND BACKGROUND.

         The person filing this statement is Genzyme Corporation ("Genzyme"), a Massachusetts corporation. Genzyme is a publicly-held, diversified human health care products company with its principal place of business and principal office located at One Kendall Square, Cambridge, Massachusetts 02139.

         To the best of Genzyme's knowledge as of the date hereof, set forth in
Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of
Genzyme:

         (1) name;

         (2) business address;

         (3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         (4) citizenship.

         During the last five years, neither Genzyme nor, to the best of Genzyme's knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 6, 2000, Genzyme, Seagull Merger Corporation, a Massachusetts corporation and wholly-owned subsidiary of Genzyme, and Biomatrix entered into an Agreement and Plan of Merger ("Merger Agreement") pursuant to which the parties will effect a business combination through a merger of Biomatrix with and into Genzyme (the "Merger"). In connection with the Merger, Genzyme will form a new division named Genzyme Biosurgery (the "GBX Division") and will create a new series of common stock designated "Genzyme Biosurgery Common Stock," $0.01 par value per share ("GBX Stock"), which will be issued to the holders of Biomatrix Common Stock in the Merger. The currently proposed terms of the GBX Stock are set forth in an exhibit to the Merger Agreement. Upon the approval of the Genzyme stockholders and in connection with the Merger, the assets of Genzyme's Tissue Repair Division

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CUSIP NO. 09060P-10-2                    13D              PAGE 4 OF 10 PAGES
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and Surgical Products Division will become part of the GBX Division and the outstanding shares of Genzyme Tissue Repair Division Common Stock ("GTR Stock") and Genzyme Surgical Products Common Stock ("GSP Stock"), each a series of Genzyme's common stock, will be exchanged for GBX Stock (the "Genzyme Reorganization").

         Under the terms of the Merger Agreement, each outstanding share of Biomatrix Common Stock will be converted, at the option of the holder, into either (i) $37.00 in cash or (ii) one share of GBX Stock (the "Merger Consideration"). Based on the cash election price and the number of shares of Biomatrix Common Stock outstanding, the cash portion of the transaction is expected to be approximately $245 million. Under the Merger Agreement, 28.38% of the shares of Biomatrix Common Stock outstanding at the effective time of the Merger will be exchanged for cash and the remaining 71.62% of the shares of Biomatrix Common Stock outstanding at the time of the Merger will be converted into shares of GBX Stock at a conversion rate of one share of GBX Stock for each share of Biomatrix Common Stock. However, the number of shares of GBX Stock to be issued in the Merger is subject to an upward adjustment if the value of the GBX Stock to be issued in the Merger on the effective date of the Merger is less than 45% of the value of the total Merger Consideration in order to preserve the status of the Merger as a tax-free reorganization.

         Under the terms of the Merger Agreement, each outstanding share of GSP Stock will convert into 0.6060 share of GBX Stock and each share of GTR Stock will convert into 0.3352 share of GBX Stock.

         In connection with the Merger Agreement, Genzyme and Biomatrix entered into a Stock Option Agreement dated March 6, 2000 (the "Option Agreement"). Under the Option Agreement, Biomatrix granted Genzyme an option (the "Option") to purchase up to 4,600,000 shares of Biomatrix Common Stock at a price of $30.00 per share. The Option is not currently exercisable and may only be exercised upon the occurrence of certain events, which are described in Item 5. If the Option were to become exercisable, the purchase price required to purchase all shares of Biomatrix Common Stock subject to the Option would be $138,000,000. The Option may be exercised for cash or pursuant to a cashless exercise in accordance with its terms. Under the Option Agreement, Genzyme has a repurchase right whereby Genzyme may, at any time during the period in which the Option is exercisable, request Biomatrix to purchase from Genzyme (i) all or any portion of the Option at a price determined by a formula described in Section 7(a)(i) of the Option Agreement, or (ii) all or any portion of the shares under the Option at a price determined by a formula described in Section 7(a)(ii) of the Option Agreement. The Option Agreement provides that in no event will the amount of cash received by Genzyme pursuant to any exercise of its aforementioned repurchase rights plus other amounts realized by Genzyme as described in Section 10 of the Option Agreement be permitted to exceed $22 million. Genzyme anticipates that any funds to be paid by it upon exercise of the Option would be provided from working capital, cash on hand and/or cash available from external sources, including proceeds from debt or equity issuances. Genzyme did not pay additional consideration to Biomatrix in connection with Biomatrix entering into the Option Agreement and granting the Option.

         Also, in connection with the Merger Agreement, certain officers of Biomatrix (the "Stockholders") holding an aggregate of 7,837,924 shares of Biomatrix Common Stock entered

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CUSIP NO. 09060P-10-2                    13D              PAGE 5 OF 10 PAGES
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into voting agreements dated as of March 6, 2000 (the "Voting Agreements") under which they have agreed to vote all of their shares of Biomatrix Common Stock in favor of the Merger until the earlier to occur of completion of the Merger or five (5) days after the termination of the Merger Agreement. Genzyme did not pay additional consideration to any of the Stockholders in connection with their execution and delivery of the Voting Agreements.

         References to, and descriptions of, the Merger Agreement, the Option Agreement and the Voting Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the form of Voting Agreement included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and which are incorporated herein in their entirety by this reference.

ITEM 4.       PURPOSE OF TRANSACTION.

         The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

         Upon consummation of the Merger, as contemplated in the Merger Agreement, the officers and directors of Merger Sub immediately prior to the effective time of the Merger will be the officers and directors of the surviving corporation upon the completion of the Merger. In addition, the Articles of Organization and Bylaws of Merger Sub, shall be the Articles of Organization and Bylaws of the surviving corporation until thereafter changed as provided therein or by applicable law, except that the name of the surviving corporation shall be changed to "Genzyme Biosurgery Corporation" or such other name as Genzyme may designate. It is expected that the shares of Biomatrix Common Stock will become eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended.

         Consummation of the Merger is subject to the adoption of the Merger Agreement by the Biomatrix stockholders, the approval of the issuance of GBX Stock in the Merger and the necessary amendments of Genzyme's charter by the Genzyme stockholders, including the approval of the exchange of GSP Stock for GBX Stock by the GSP stockholders and the exchange of GTR Stock for GBX Stock by the GTR stockholders, the receipt of regulatory approvals and certain other customary closing conditions.

         The Option may be exercised by Genzyme after the date on which (i) the Merger Agreement becomes terminable under circumstances which would entitle Genzyme to a Break-Up Fee (as defined in Section 10.4 of the Merger Agreement) and (ii) assuming the Merger Agreement had been terminated (regardless of whether it is terminated), Genzyme in fact would become entitled to such Break-Up Fee. The Option will terminate upon the earliest of (i) the effective time of the Merger; (ii) 180 days after the date Genzyme becomes entitled to a Break-Up Fee, (unless the Option cannot be exercised by reason of any applicable government order or because the waiting period related to the issuance of the Option shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable, shall not have expired or been terminated, then the Option shall not terminate until the 10th business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal); and (iii) 30 days after the date on which Genzyme would no longer be entitled to a Break-Up Fee.

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CUSIP NO. 09060P-10-2                    13D              PAGE 6 OF 10 PAGES
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         The Option Agreement also grants certain registration rights to Genzyme with respect to the shares of Biomatrix Common Stock subject to the Option.

         The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, Genzyme does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of the Biomatrix Common Stock that may be purchased upon exercise of the Option. Accordingly, Genzyme expressly disclaims beneficial ownership of all such shares.

         Pursuant to the terms of the Voting Agreements, the Stockholders have agreed, among other things, (i) to vote all of the shares of Biomatrix Common Stock beneficially owned by them in favor of the approval and adoption of the Merger Agreement, the Merger and any other action required in furtherance thereof, and against opposing or competing proposals to the Merger and (ii) with certain exceptions, not to transfer, sell, exchange, pledge, or otherwise dispose of or encumber any such shares. The Voting Agreement terminates upon the earlier to occur of the completion of the Merger or five days after the termination of the Merger Agreement. The name of each Stockholder and the number of outstanding shares of Biomatrix Common Stock held by each Stockholder and subject to a Voting Agreement are set forth on a schedule following the Form of Stockholder Voting Agreement attached as Exhibit 3 hereto and are incorporated herein by reference.

         By virtue of the Voting Agreements, Genzyme may be deemed to share with the Stockholders the power to vote the shares of Biomatrix Common Stock subject to the Voting Agreements. However, Genzyme does not have any right to dispose (or direct the disposition of) any shares of Biomatrix Common Stock covered by the Voting Agreements. Accordingly, Genzyme expressly disclaims beneficial ownership of all such shares.

         Except as otherwise set forth in this Schedule 13D, Genzyme does not have any present plans, arrangements or understandings that relate to or would result in:

         (a) the acquisition by any person of additional securities of Biomatrix, or the disposition of securities of Biomatrix;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Biomatrix or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of Biomatrix or of any of its subsidiaries;

         (d) any change in the present board of directors or management of Biomatrix, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) an material change in the present capitalization or dividend policy of Biomatrix;

         (f) any other material change in Biomatrix's business or corporate structure;

         (g) changes in Biomatrix's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Biomatrix by any person;

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CUSIP NO. 09060P-10-2                    13D              PAGE 7 OF 10 PAGES
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         (h) causing a class of securities of Biomatrix to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of Biomatrix becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

         (j) any action similar to any of those enumerated above.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference.

         (a) The number of shares of Biomatrix Common Stock covered by the Option is 4,600,000 (representing approximately 16.5.% of the shares of Biomatrix Common Stock issued and outstanding as of January 31, 2000, as represented by Biomatrix in the Merger Agreement).

                  The aggregate number of shares of Biomatrix Common Stock covered by the Voting Agreements is 7,837,924 (representing approximately 33.7% of the voting power of shares of Biomatrix Common Stock outstanding as of January 31, 2000, as represented by Biomatrix in the Merger Agreement).

         Except as otherwise set forth in this Schedule 13D, to the best of Genzyme's knowledge as of the date hereof, neither Genzyme nor any of the individuals named in Schedule I hereto, owns any shares of Biomatrix Common Stock.

         (b) Until the Option becomes exercisable and is exercised, Genzyme does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Biomatrix Common Stock that may be purchased upon exercise of the Option. Accordingly, Genzyme expressly disclaims beneficial ownership of all such shares.

         In the event Genzyme were to purchase any shares of Biomatrix Common Stock covered by the Option, Genzyme would have sole voting and investment power over such shares.

         (c) To the best of Genzyme's knowledge as of the date hereof, neither Genzyme nor any of the individuals named in Schedule I hereto, has effected any transaction in Biomatrix Common Stock during the past 60 days.

         (d) To the best of Genzyme's knowledge as of the date hereof, neither Genzyme nor any of the individuals named on Schedule I attached hereto, has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Biomatrix Common Stock beneficially owned by Genzyme.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 2 through 5 are incorporated herein by reference.

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CUSIP NO. 09060P-10-2                    13D              PAGE 8 OF 10 PAGES
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         Copies of the Merger Agreement, the Option Agreement and the Voting
Agreements are included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D. To the best of Genzyme's knowledge, except as described in this Schedule 13D, there are currently no contracts, arrangements, understandings or relationships among the persons named in Schedule I, and between any such person or any person, with respect to any securities of Biomatrix.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

       EXHIBIT             DESCRIPTION

         1 Agreement and Plan of Merger, dated as of March 6, 2000, among Genzyme Corporation, Seagull Merger Corporation and Biomatrix, Inc. (Filed as Exhibit
                           99.1 to Genzyme's Current Report on Form 8-K (File No. 0-14680) dated as of March 15, 2000 and incorporated herein by reference.)

         2 Stock Option Agreement, dated as of March 6, 2000 between Genzyme Corporation and Biomatrix, Inc. (Filed as Exhibit 99.2 to Genzyme's current report on Form 8-K (File No. 0-14680) dated as of March 15, 2000 and incorporated herein by reference.)

         3 Form of Voting Agreement, dated as of March 6, 2000, between Genzyme Corporation and certain holders of Biomatrix, Inc. Common Stock. (Filed as Exhibit 99.3 to Genzyme's current report on Form 8-K (File No. 0-14680) dated as of March 15, 2000 and incorporated herein by reference.)

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CUSIP NO. 09060P-10-2                    13D              PAGE 8 OF 10 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 16, 2000                       GENZYME CORPORATION

                                            By: /s/ MICHAEL S. WYNGA
                                                -------------------------------
                                                Michael S. Wyzga
                                                Senior Vice President, Finance
                                                and Chief Financial Officer

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CUSIP NO. 09060P-10-2                    13D              PAGE 10 OF 10 PAGES
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                                  EXHIBIT INDEX

         Exhibit
           NO.             DESCRIPTION

             1 Agreement and Plan of Merger, dated as of March 6, 2000, among Genzyme Corporation, Seagull Merger Corporation and Biomatrix, Inc. (Filed as Exhibit
                           99.1 to Genzyme's Current Report on Form 8-K (File No. 0-14680) dated as of March 15, 2000 and incorporated herein by reference.)

             2             Stock Option Agreement, dated as of March 6, 2000.
                           between Genzyme Corporation and Biomatrix, Inc. (Filed as Exhibit 99.2 to Genzyme's current report on Form 8-K (File No. 0-14680) dated as of March 15, 2000 and incorporated herein by reference.)

             3 Form of Voting Agreement, dated as of March 6, 2000, between Genzyme Corporation and certain holders of Biomatrix, Inc. Common Stock. (Filed as Exhibit 99.3 to Genzyme's current report on Form 8-K (File No. 0-14680) dated as of March 15, 2000 and incorporated herein by reference.)

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CUSIP NO. 09060P-10-2                    13D              PAGE 11 OF 10 PAGES
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                                   SCHEDULE I

DIRECTORS OF GENZYME

         Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Genzyme. Unless otherwise indicated, each director is a citizen of the United States.

         Henri A. Termeer
         Chairman of the Board, President and Chief Executive Officer Genzyme Corporation
         One Kendall Square
         Cambridge, Massachusetts  02139
         Citizenship: The Netherlands

         Constantine E. Anagnostopoulos
         Managing General Partner
         Gateway Associates (venture capital limited partnership)
         800 Maryland Avenue, Suite 1190
         St. Louis, Missouri  63105

         Douglas A. Berthiaume
         President and Chief Executive Officer
         Waters Corporation (high technology manufacturer of products used for analysis and purification)
         34 Maple Street
         Milford, Massachusetts  01757

         Henry E. Blair
         President
         Dyax Corp. (bioseparation, pharmaceutical discovery and development company)
         One Kendall Square, Building 600, 5th Floor
         Cambridge, Massachusetts  02139

         Robert J. Carpenter
         President and Chief Executive Officer
         VacTex, Inc. (biotechnology company)
         70 Walnut Street
         Wellesley, Massachusetts  02181

         Charles L. Cooney
         Professor of Chemical and Biochemical Engineering
         Massachusetts Institute of Technology
         25 Ames Street
         Building 66-Room 472
         Cambridge, Massachusetts  02139

         Henry R. Lewis
         c/o Genzyme Corporation
         One Kendall Square
         Cambridge, Massachusetts 02139

EXECUTIVE OFFICERS OF GENZYME

         Set forth below is the name and present principal occupation of each of the executive officers of Genzyme. Unless otherwise indicated, each executive officer is a citizen of the United States and has as his principal business address One Kendall Square, Cambridge, Massachusetts 02139.

         Henri A. Termeer
         Chairman of the Board, President and Chief Executive Officer
         Citizenship: The Netherlands

         Russell J. Campanello
         Senior Vice President, Human Resources

         Earl M. Collier, Jr.
         Executive Vice President, Health Systems and Surgical Products

         David D. Fleming
         Group Senior Vice President, Diagnostic Products and Genetics

         Michael S. Wyzga
         Senior Vice President, Chief Financial Officer, Corporate Controller and Chief Accounting Officer

         Richard A. Moscicki
         Senior Vice President, Clinical, Medical and Regulatory Affairs; Chief Medical Officer

         Alan E. Smith
         Senior Vice President, Research; Chief Scientific Officer
         Citizenship: United Kingdom

         G. Jan van Heek
         Executive Vice President, Therapeutics Division and Tissue Repair
         Citizenship: The Netherlands

         Peter Wirth
         Executive Vice President, Legal, Corporate Development, Molecular Oncology and Pharmaceuticals; Chief Legal Officer